Exhibit 99.2

Financial Information for the Years Ended December 31, 2021 and 2020 of Kenon and OPC and

Reconciliation of Certain non-IFRS Financial Information

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Financial Position as at December 31, 2021 and 2020

	December 31,	December 31,
	2021	2020
	$ millions
Current assets
Cash and cash equivalents	475	286
Short-term deposits and restricted cash	-	564
Trade receivables	63	48
Short-term derivative instruments	1	-
Other current assets	43	22
Total current assets	582	920
Non-current assets
Investment in ZIM (associated company)	1,354	297
Investment in OPC’s associated companies	545	-
Long-term investment (Qoros)	-	235
Long-term deposits and restricted cash	21	72
Long-term derivative instruments	12	-
Deferred taxes, net	49	7
Property, plant and equipment, net	1,126	819
Intangible assets, net	225	1
Long-term prepaid expenses and other non-current assets	57	45
Right-of-use assets, net	98	86
Total non-current assets	3,487	1,562
Total assets	4,069	2,482
Current liabilities
Current maturities of loans from banks and others	38	47
Short-term derivative instruments	9	39
Trade and other payables	171	128
Deferred taxes	21	-
Dividend payable	189	-
Current maturities of lease liabilities	19	14
Total current liabilities	447	228
Non-current liabilities
Long-term loans from banks and others	597	576
Debentures	575	296
Deferred taxes, net	125	94
Other non-current liabilities	29	1
Long-term derivative instruments	-	7
Long-term lease liabilities	15	4
Total non-current liabilities	1,341	978
Total liabilities	1,788	1,206
Equity
Share capital	602	602
Translation reserve	26	16
Capital reserve	26	(11)
Accumulated profit	1,140	460
Equity attributable to owners of the Company	1,794	1,067
Non-controlling interests	487	209
Total equity	2,281	1,276
Total liabilities and equity	4,069	2,482

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Profit or Loss for the years ended December 31, 2021 and 2020

	For the year ended December 31,
	2021	2020
	$ millions
Revenue	488	386
Cost of sales and services (excluding depreciation and amortization)	(337)	(282)
Depreciation and amortization	(53)	(33)
Gross profit	98	71
Selling, general and administrative expenses	(76)	(50)
Other income	-	2
Operating profit	22	23
Financing expenses	(144)	(51)
Financing income	3	14
Financing expenses, net	(141)	(37)
(Losses)/gains related to Qoros	(251)	310
Gains related to ZIM	-	44
Share in profit/(losses) of associated companies, net
- ZIM	1,261	167
- OPC’s associated companies	(11)	-
- Qoros	-	(6)
Profit before income taxes	880	501
Income tax expense	(5)	(5)
Profit for the period from continuing operations	875	496
Profit for the period from discontinued operations	-	8
Profit for the period	875	504
Attributable to:
Kenon’s shareholders	930	507
Non-controlling interests	(55)	(3)
Profit for the period	875	504

Basic/diluted profit per share attributable to Kenon’s shareholders (in dollars):
Basic/diluted profit per share	17.27	9.41
Basic/diluted profit per share from continuing operations	17.27	9.25
Basic/diluted profit per share from discontinued operations	-	0.16

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows for the years ended December 31, 2021 and 2020

	For the year ended December 31,
	2021	2020
	$ millions
Cash flows from operating activities
Profit for the period	875	504
Adjustments:
Depreciation and amortization	58	34
Financing expenses, net	141	37
Share in profit of associated companies, net	(1,250)	(161)
Losses/(gains) related to Qoros	251	(310)
Gains related to ZIM	-	(44)
Gain on sale of property, plant and equipment	-	(1)
Recovery of retained claims, net	-	(10)
Share-based payments	18	1
Income tax expense	5	7
	98	57
Change in trade and other receivables	(1)	(10)
Change in trade and other payables	-	45
	97	92
Dividends received from associated companies	143	-
Net cash provided by operating activities	240	92

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows for the years ended December 31, 2021 and 2020, continued

	For the year ended December 31,
	2021	2020
	$ millions
Cash flows from investing activities
Short-term deposits and restricted cash, net	558	(503)
Investment in long-term deposits, net	52	8
Long-term advance deposits and prepaid expenses	(7)	(58)
Long-term loan to an associate	(5)	-
Acquisition of subsidiary, less cash acquired	(659)	-
Income tax paid	-	(32)
Acquisition of associated company, less cash acquired	(9)	-
Acquisition of property, plant and equipment	(231)	(74)
Acquisition of intangible assets	(1)	-
Reimbursement of right-of-use asset	5	-
Interest received	-	1
Deferred consideration in respect of acquisition of subsidiary	-	(14)
Payment of transactions in derivatives, net	(6)	(4)
Proceeds from sale of and distribution from associated companies	47	-
Proceeds from deferred payment	-	218
Proceeds from sale of interest in ZIM	67	-
Proceeds from sale of interest in Qoros	-	220
(Payment)/recovery of financial guarantee	(16)	6
Recovery of retained claims	-	10
Net cash used in investing activities	(205)	(222)

Cash flows from financing activities
Dividends paid to holders of non-controlling interests	(10)	(12)
Dividends paid	(100)	(120)
Investments of holders of non-controlling interests in the capital of a subsidiary	197	-
Costs paid in advance in respect of taking out of loans	(5)	(9)
Payment of early redemption commission with respect to the debentures	(76)	(11)
Payment in respect of derivative financial instruments, net	(14)	-
Proceeds from issuance of share capital by a subsidiary to non-controlling interests, net of issuance expenses	142	217
Proceeds from long-term loans	343	73
Proceeds from issuance of debentures, net of issuance expenses	263	281
Repayment of long-term loans, debentures and lease liabilities	(562)	(130)
Acquisition of non-controlling interests	-	(8)
Interest paid	(31)	(25)
Net cash provided by financing activities	147	256

Increase in cash and cash equivalents	182	126
Cash and cash equivalents at beginning of the year	286	147
Effect of exchange rate fluctuations on balances of cash and cash equivalents	7	13
Cash and cash equivalents at end of the period	475	286

Information regarding reportable segments

Information regarding activities of the reportable segments are set forth in the following table.

	For the year ended December 31, 2021
	OPC Israel	CPV Group	ZIM	Quantum*	Other	Consolidated Results
	$ millions
Revenue	437	51	-	-	-	488
Depreciation and amortization	(44)	(13)	-	-	(1)	(58)
Financing income	3	-	-	-	-	3
Financing expenses	(119)	(25)	-	-	-	(144)
Losses related to Qoros	-	-	-	(251)	-	(251)
Share in (losses)/profit of associated companies	-	(11)	1,261	-	-	1,250
(Loss)/profit before taxes	(57)	(61)	1,261	(251)	(12)	880
Income tax benefit/(expense)	10	14	-	-	(29)	(5)
(Loss)/profit after taxes	(47)	(47)	1,261	(251)	(41)	875

* Owner of interest in Qoros.

	For the year ended December 31, 2020
	OPC Israel	ZIM	Quantum*	Other	Consolidated Results
	$ millions
Revenue	386	-	-	-	386
Depreciation and amortization	(34)	-	-	-	(34)
Financing income	-	-	-	14	14
Financing expenses	(50)	-	-	(1)	(51)
Gains related to Qoros	-	-	310	-	310
Gains related to ZIM	-	44	-	-	44
Share in profit/(losses) of associated companies	-	167	(6)	-	161
(Loss)/profit before taxes	(9)	211	304	(5)	501
Income tax expense	(4)	-	-	(1)	(5)
(Loss)/profit after taxes	(13)	211	304	(6)	496

* Owner of interest in Qoros.

Information regarding associated companies

	Carrying amounts of investment in associated companies		Equity in the net profit / (losses) of associated companies
	as at		for the year ended
	December 31,	December 31,	December 31,	December 31,
	2021	2020	2021	2020
	$ millions		$ millions
CPV Fairview LLC	173	-	1	-
CPV Maryland LLC	61	-	3	-
CPV Shore Holdings LLC	75	-	10	-
CPV Towantic LLC	112	-	5	-
CPV Valley Holdings LLC	58	-	(29)	-
CPV Three Rivers LLC	64	-	(1)	-
Others	2	-	-	-
	545	-	(11)	-
ZIM	1,354	297	1,261	167
Qoros*	-	-	-	(6)

	1,899	297	1,250	161

 *Qoros was accounted for as an associated company until April 2020, when we reduced our interest in Qoros from 24% to 12%.

Appendix B

Summary of OPC consolidated financial information

OPC’s Consolidated Statements of Profit or Loss

	For the year ended December 31,
	2021	2020
	$ millions
Revenue	488	386
Cost of sales (excluding depreciation and amortization)	(337)	(282)
Depreciation and amortization	(53)	(33)
Gross profit	98	71
Selling, general and administrative expenses	(64)	(30)
Operating profit	34	41
Financing expenses	(144)	(50)
Financing income	3
Financing expenses, net	(141)	(50)
Share in losses of associated companies, net	(11)	-
Loss before income taxes	(118)	(9)
Income tax benefit/(expense)	24	(4)
Loss for the period	(94)	(13)

Attributable to:
Equity holders of the company	(68)	(17)
Non-controlling interest	(26)	4
Loss for the period	(94)	(13)

Summary Data from OPC’s Consolidated Statement of Cash Flows

	For the year ended December 31,
	2021	2020
	$ millions
Cash flows provided by operating activities	119	105
Cash flows used in investing activities	(256)	(644)
Cash flows provided by financing activities	311	478
Increase/(decrease) in cash and cash equivalents	174	(61)
Cash and cash equivalents at end of the period	243	62

Summary Data from OPC’s Consolidated Statement of Financial Position

	As at
	December 31, 2021	December 31, 2020
	$ millions
Total financial liabilities[1]	1,215	921
Total monetary assets[2]	264	698
Investment in associated companies	545	-
Total equity attributable to the owners	730	520
Total assets	2,488	1,734

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, term deposits and restricted cash

Appendix C

Definition of OPC’s Adjusted EBITDA and share of EBITDA of its associated companies and non-IFRS reconciliation
This press release, including the financial tables, presents OPC’s Adjusted EBITDA and share of EBITDA of its associated companies, which are non-IFRS financial measures.

OPC defines EBITDA as for each period as net profit before depreciation and amortization, financing expenses, net, and income tax expense, and Adjusted EBITDA as for each period as net profit before depreciation and amortization, financing expenses, net, income tax expense and share of losses of associated companies, net. EBITDA and Adjusted EBITDA are not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. EBITDA and Adjusted EBITDA are not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of EBITDA and Adjusted EBITDA as measures of OPC’s profitability since it does not take into consideration certain costs and expenses that result from OPC’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

OPC believes that the disclosure of Adjusted EBITDA and share of EBITDA of its associated companies provide transparent and useful information to investors and financial analysts in their review of the company’s, or its subsidiaries’, or its associated companies’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below are reconciliations of OPC’s net profit to Adjusted EBITDA and share of net profit to share of EBITDA of its associated companies for the periods presented. Other companies may calculate EBITDA and Adjusted EBITDA differently, and therefore this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

	For the year ended December 31,
	2021	2020
	$ millions
Net loss for the period	(94)	(13)
Depreciation and amortization	57	34
Financing expenses, net	141	50
Share in losses of associated companies, net	11	-
Income tax (benefit)/expense	(24)	4
Adjusted EBITDA	91	75
Proportionate share of EBITDA of associated companies	106	-

For the year ended December 31, 2021
$ millions
Total
Share in losses of associated companies, net	(11)
Share of depreciation and amortization	39
Share of financing expenses, net	78
Proportionate share of EBITDA of associated companies	106

Appendix D

Summary Financial Information of OPC’s Subsidiaries

The tables below set forth debt, cash and cash equivalents, and debt service reserves for OPC’s subsidiaries as of December 31, 2021 and December 31, 2020 (in $ millions):

As at December 31, 2021	OPC Energy	OPC-Rotem	OPC-Hadera	OPC-Tzomet	CPV Keenan	Others	Total

Debt (including accrued interest)	588	73	219	170	98	67	1,215
Cash and cash equivalents	86	17	8	24	1	107	243
Debt service reserves (out of restricted cash)	-	-	14	-	-	-	14
Other restricted cash	5	-	1	-	-	1	7

As at December 31, 2020	OPC Energy	OPC-Rotem	OPC-Hadera	Others	Total

Debt (including accrued interest)	305	341	217	58	921
Cash and cash equivalents and short-term deposits	511	38	1	12	562
Debt service reserves (out of restricted cash)	8	24	14	-	46
Other restricted cash	72	15	3	-	90

Appendix E

Definition of ZIM’s Adjusted EBITDA and non-IFRS reconciliation
This press release, including the financial tables, presents ZIM’s Adjusted EBITDA, which is a non-IFRS financial measure.

ZIM defines Adjusted EBITDA as for each period as net profit before depreciation and amortization, financing expenses, net, income tax expense, and non-recurring expenses, which may include impairment of assets, non-cash charter hire expenses, capital gains/losses beyond the ordinary course of business and expenses related to legal contingencies. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of Adjusted EBITDA as a measure of ZIM’s profitability since it does not take into consideration certain costs and expenses that result from ZIM’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

ZIM believes that the disclosure of Adjusted EBITDA enables the comparison of operating performance between periods on a consistent basis. This measure should not be considered in isolation, or as a substitute for operating income, any other performance measure, or cash flow data, which were prepared in accordance with IFRS as measures of profitability or liquidity. In addition, non-IFRS financial measures may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated.

Set forth below is a reconciliation of ZIM’s net profit to Adjusted EBITDA for the periods presented.

	For the year ended December 31,
	2021	2020
	$ millions
Net profit for the period	4,649	524
Depreciation and amortization	780	314
Financing expenses, net	157	181
Income tax expense	1,010	17
EBITDA	6,596	1,036
Non-recurring expenses	1	-
Adjusted EBITDA	6,597	1,036